SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 001-35028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE UNITED BANK 401(k) PLAN
225 ASYLUM STREET
HARTFORD, CONNECTICUT 06103

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

UNITED FINANCIAL BANCORP, INC.
225 ASYLUM STREET
HARTFORD, CONNECTICUT 06103

Financial Statements

The following financial statements are filed as a part of this annual report:

(a)	Financial Statements

1)
Financial statements of The United Bank 401(K) Plan as of December 31, 2018 and 2017 and for the year ended December 31, 2018, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

THE UNITED BANK 401(K) PLAN

Together with the Report of Independent
Registered Public Accounting Firm

FINANCIAL STATEMENTS
December 31, 2018 and 2017

SUPPLEMENTAL SCHEDULE
December 31, 2018

THE UNITED BANK 401(K) PLAN

FINANCIAL STATEMENTS

December 31, 2018 and 2017

Contents

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	10

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrators, Trustees and Participants of
The United Bank 401(K) Plan
Hartford, Connecticut

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The United Bank 401(K) Plan as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes and supplemental schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of The United Bank 401(K) Plan as of December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of The United Bank 401(K) Plan’s management. Our responsibility is to express an opinion on The United Bank 401(K) Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to The United Bank 401(K) Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental Schedule of Assets Held at End of Year, December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of The United Bank 401(K) Plan’s financial statements. The supplemental schedule is the responsibility of The United Bank 401(K) Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion the Schedule of Assets Held at End of Year, December 31, 2018 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants
We have served as The United Bank 401(K) Plan's auditor since 2004.

Vernon, Connecticut
June 24, 2019

THE UNITED BANK 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2018 and 2017

	2018			2017
ASSETS	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Investments:
Mutual funds (at fair value)	$20,147,563	$—	$20,147,563	$20,909,866	$—	$20,909,866
United Financial Bancorp, Inc. - Common stock (at fair value)	12,870,291	7,377,754	20,248,045	15,459,687	9,255,726	24,715,413
Collective investment trusts (at net asset value)	27,389,762	—	27,389,762	27,196,941	—	27,196,941
Investment in trust (at contract value)	8,241,735	—	8,241,735	8,121,666	—	8,121,666
Total Investments	68,649,351	7,377,754	76,027,105	71,688,160	9,255,726	80,943,886
Receivables:
Notes receivable from participants	1,502,956	—	1,502,956	1,163,251	—	1,163,251
Employer contributions	128,940	—	128,940	234,559	—	234,559
Total Receivables	1,631,896	—	1,631,896	1,397,810	—	1,397,810
Total Assets	70,281,247	7,377,754	77,659,001	73,085,970	9,255,726	82,341,696
LIABILITIES
Loan payable	—	5,899,851	5,899,851	—	6,044,298	6,044,298
Total Liabilities	—	5,899,851	5,899,851	—	6,044,298	6,044,298
Net Assets Available for Benefits	$70,281,247	$1,477,903	$71,759,150	$73,085,970	$3,211,428	$76,297,398

See accompanying notes and report of independent registered public accounting firm.

THE UNITED BANK 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018

	2018
	Allocated	Unallocated	Total
Contributions:
Participant	$5,119,271	$—	$5,119,271
Employer	2,014,823	246,775	2,261,598
Rollover	1,689,806	—	1,689,806
Total Contributions	8,823,900	246,775	9,070,675
Investment Income (Loss):
Net realized gain	282,969	—	282,969
Net unrealized depreciation in fair value of investments	(6,387,326)	(1,542,620)	(7,929,946)
Dividends and interest	1,147,885	254,078	1,401,963
Net Investment Income (Loss)	(4,956,472)	(1,288,542)	(6,245,014)

Allocation of 22,813 shares of common stock of United Financial Bancorp, Inc., at market	335,351	—	335,351
Total Additions	4,202,779	(1,041,767)	3,161,012
Deductions:
Distributions paid to participants	6,859,321	—	6,859,321
Interest expense	—	356,407	356,407
Fees	148,181	—	148,181
Allocation of 22,813 shares of common stock of United Financial Bancorp, Inc., at market	—	335,351	335,351
Total Deductions	7,007,502	691,758	7,699,260
Change in Net Assets	(2,804,723)	(1,733,525)	(4,538,248)
Net Assets Available for Benefits:
Beginning of year	73,085,970	3,211,428	76,297,398
End of year	$70,281,247	$1,477,903	$71,759,150

See accompanying notes and report of independent registered public accounting firm.

THE UNITED BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Note 1.	Description of the Plan

Plan Sponsor Merger – On April 30, 2014, Rockville Financial, Inc. completed its merger with United Financial Bancorp, Inc. (“Legacy United”). In connection with the merger, Rockville Financial Inc. completed the following corporate actions:

•	Legacy United merged with and into Rockville Financial, Inc., which was the accounting acquirer and the surviving entity.

•	Rockville Financial, Inc. changed its legal entity name to United Financial Bancorp, Inc. ("The Company").

•	United Bank merged into Rockville Bank.

•	Rockville Bank changed its legal entity name to United Bank ("The Bank").

Plan Merger – Rockville Bank established a 401(k) plan on January 1, 1992 and an Employee Stock Ownership Plan ("ESOP") on May 23, 2005. Effective January 1, 2014, these plans were merged ("Merger") into a single plan known as, The Rockville Bank 401(k) Plan with ESOP Component. Effective April 1, 2015, the Bank changed the name of this plan to The United Bank 401(k) Plan (the "Plan"). In addition, effective April 1, 2015 the assets of Legacy United's 401(k) plan totaling $29,294,752 were transferred into the Plan.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

a)
General – The Plan covers substantially all employees of the Bank. The Plan is subject to federal laws, such as the Employee Retirement Income Security Act ("ERISA"), the Internal Revenue Code, and other applicable federal and state laws. The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service or Department of Labor.

The Plan consists of two components. One component of the Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The other component is intended to qualify as a Plan under Code Section 4975(e)(7) under the Internal Revenue Code. This component includes contributions invested in qualifying employer securities, including the qualifying employer securities in the profit sharing component, and is considered the ESOP component of the Plan. Both components of the Plan provide for participant-directed investments and are intended to comply with ERISA Section 404(c). The underlying Trust for both components of the Plan is intended to be exempt from taxation under Code Section 501.

The Principal Financial Group began serving as the Plan Trustee, record keeper and custodian effective April 1, 2015. Financial Investment Advisors is the financial advisor of the Plan.

b)
Eligibility – For purposes of employee pre-tax elective contributions, any employee who has attained age 21 shall be immediately eligible to contribute to the Plan after completing one hour of service effective April 1, 2015.

For purposes of employer matching contributions, an employee who has attained age 21 and has completed one year of service with at least 1,000 hours of service shall be eligible to receive employer matching contributions.

For purposes of employer discretionary contributions, employees who have attained age 21, and have completed one year of service with at least 1,000 hours of service shall be eligible to receive employer discretionary contributions provided they are employed on the last day of the year.

A break in eligibility occurs if an employee is severed from employment with the employer, however, if the employee is reemployed before a one year break in service occurs, the former employee shall become a participant as of the reemployment date. If a former employee is reemployed after a one year break in service has occurred, the employee will be credited with years of service prior to the one year break in service as defined in the Plan, provided that the participant does not have five consecutive one-year breaks in service.

c)
Contributions – Each year, participants may contribute up to 75% of pretax annual compensation as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The maximum participant deferral is $18,500 for the Plan for the year ended December 31, 2018 and $18,000 for the year ended December 31, 2017. In addition, all employees who are eligible to make salary reductions under the Plan who have attained the age of 50 before the end of the Plan year are eligible to make catch up contributions up to $6,000 in 2018 and 2017 as determined by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other plans and certain Individual Retirement Accounts (rollovers).

Eligible employees will be automatically enrolled in the Plan at a 5% deferral rate, unless the employee opts-out of participation or changes his or her deferral election rate to any amount between 0% and 75%.

Effective April 1, 2015 the Bank makes the following contributions:

•	100% of the first 3% and 50% of the next 2% of matching contributions for eligible employees of each participant's contribution.

•	The Bank may make a discretionary contribution equal to a uniform percentage of eligible compensation for participants, which percentage is determined each year by the Bank.
As the Plan is designed to be a Safe Harbor 401(k) Plan, the Bank contributed $1,884,650 for the year ended December 31, 2018. Employer contributions may be made in cash or employer securities, at the employer's discretion. The Bank’s cash contributions totaled $2,014,823 for the year ended December 31, 2018. Commencing January 1, 2014, contributions may be funded with shares of United Financial Bancorp, Inc. stock that are released in connection with the repayment of the ESOP loan, as discussed below. In connection with the Bank’s defined benefit pension plan being frozen on December 31, 2012, the Bank provided additional benefits to the impacted employees by providing a non-elective contribution (transitional contribution) of 3% of compensation from 2013 through 2017 for active employees hired before January 2005.

During the years ended December 31, 2018 and 2017, the Bank matched 100% of the first 3% and 50% of the next 2% of eligible employee contributions of the participant’s pretax annual compensation, and during the year ended December 31, 2017, the 3% non-elective transition contribution for certain employees who are participants in the frozen Retirement Plan of Rockville Bank, with cash contributions. The shares released from the ESOP component are allocated to function as a portion of the discretionary contribution. In addition, there were 22,813 shares of common stock at a fair value of $335,351 transferred from unallocated portion of the ESOP to allocated participant accounts during the year ended December 31, 2018.

Cash allocations to participant accounts are composed of the following for the year ended December 31, 2018:

Safe Harbor Match	$1,884,650
Additional Employer Contribution	129,964
Qualified Corrective Contribution	209
$2,014,823

d)
Participant Accounts and Forfeitures – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, the Bank’s discretionary contribution, if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

During the years ended December 31, 2018 and 2017, $24,348 and $595 in forfeitures were used to reduce employer contributions, respectively.

e)
Investments – Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers thirteen collective investment trusts, eight mutual funds, investment in trust, and United Financial Bancorp, Inc. common stock (the parent company of United Bank) as investment options for participants.

f)
Vesting – Participants are fully vested in all contributions. In connection with the merger of the two plans, effective as of December 31, 2013, participants who were active in the ESOP Plan and employed on December 31, 2013 became fully vested (100%) in their Company Stock Account.

g)
Notes Receivable from Participants – Notes receivable from participants represent participant’s loans. Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account.

Loans made on April 1, 2015 and thereafter bear an interest rate of Prime plus 1% at the time the loan is taken out (6.50% and 5.50% at December 31, 2018 and 2017, respectively). Loans made prior to March 31, 2015 bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, United Bank, plus 1% (1.80% at March 31, 2015). An administrative loan processing fee of $100 is applicable and a participant may have only one loan outstanding at a time.

Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, loans for the purchase of a primary residence may be repayable over a period of up to 15 years.

h)
Payment of Benefits – Upon termination of employment for any reason, a participant may receive the vested value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of United Financial Bancorp, Inc. common stock attributable to the account plus cash for any fractional shares.

i)
Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Any stock for which a signed voting direction instrument is not received from the Participant, or is not subject to being received, shall be voted by the Trustee in the same proportion as the stock for which signed voting-direction instruments are received as to the matter to be voted upon. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

j)
Dividends – Dividend income on Company stock is recorded on the ex-dividend date. Amounts received on allocated shares increase participant accounts and amounts received on unallocated shares are available for plan expenses and debt service.

Note 2.	Summary of Significant Accounting Policies

a)
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), using the accrual method of accounting.

b)
Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c)
Risks and Uncertainties - The Plan invests in various investment instruments, including the plan sponsor’s stock (United Financial Bancorp, Inc. – Ticker "UBNK"), which is not diversified, mutual funds, collective investment trusts, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

d)
Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for its investment in a guaranteed investment contract, which is valued at contract value, and its collective investment trusts, which are valued at the net asset value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with accounting principles generally accepted in the United States of America, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Quoted market prices are used to value investments.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment trusts: Valued at the net asset value ("NAV") practical expedient as determined by using estimated fair value of the underlying assets held in the fund, as provided by the manager of the fund.

Guaranteed investment contract: Guaranteed investment contracts are valued at contract value by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Some management fees and operating expenses charged to the Plan for investments in common stock, mutual funds, collective investment trusts, and the guaranteed investment contract are deducted from income earned on a daily basis and are not separately reflected. Consequently, some plan expenses are reflected as a reduction of investment return for such investments.

e)
Fully Benefit-Responsive Investment Contracts – The Plan is required to report fully benefit responsive investment contracts at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a Directed Trust. The statement of net assets available for benefits presents the contract value of the investment in the Trust. The statement of changes in net assets available for benefits is prepared on a contract value basis.

f)
Notes Receivable From Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded at December 31, 2018 and 2017.

g)
Administrative Expenses – Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Plan participants. Administrative expenses include managed account fees, loan processing fees, consulting fees and other expenses relating to purchases, sales, or transfers of the Plan’s investments.

h)	Payment of Benefits – Benefit payments and plan distributions to participants are recorded when paid.

Note 3.	Administration of Plan Assets

The Plan’s assets are held by Principal Financial Group ("the Trustee"). The Bank's contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the ESOP loan, which is reimbursed to the Trustee through contributions as determined by the Bank.

Certain administrative functions are performed by officers or employees of the Bank or its subsidiaries. No such officer or employee receives compensation from the Plan. Certain expenses of maintaining the Plan are paid directly by the Bank and are therefore excluded from these financial statements.

Note 4.	Investments

The following table presents additional detail for the total Company common stock in the Plan as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Allocated	Unallocated	Allocated	Unallocated
Number of Shares	875,530	501,888	876,400	524,701

Cost	$11,558,971	$8,920,373	$11,237,861	$9,540,433

Market	$12,870,291	$7,377,754	$15,459,687	$9,255,726

Note 5.	Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments are included in the unallocated columns of the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 6.	Fair Value Measurements

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2018
Mutual Funds	$20,147,563	$—	$—	$20,147,563
Common Stock	20,248,045	—	—	20,248,045
Total investments in fair value hierarchy	$40,395,608	$—	$—	$40,395,608
Investments in collective investment trusts (1)	—	—	—	27,389,762
Investment in trust (2)	—	—	—	8,241,735
Total investments at fair value	$40,395,608	$—	$—	$76,027,105

December 31, 2017
Mutual Funds	$20,909,866	$—	$—	$20,909,866
Common Stock	24,715,413	—	—	24,715,413
Total investments in fair value hierarchy	$45,625,279	$—	$—	$45,625,279
Investments in collective investment trusts (1)	—	—	—	27,196,941
Investment in trust (2)	—	—	—	8,121,666
Total investments at fair value	$45,625,279	$—	$—	$80,943,886
(1) Investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.
(2) Investments measured at contract value have not been classified in the fair value hierarchy. The amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefit.

Note 7.	Guaranteed Investment Contract

The Principal Fixed Income Guaranteed Option is a fully benefit-responsive guaranteed general-account backed group annuity contract, issued by Principal Life Insurance Company (Principal Life) to Principal Trust Company as custodian. Principal Life guaranteed interest accounts are reported at contract value which is the aggregation of contributions, plus interest, less withdrawals and administrative expenses. A rate of interest contractually guaranteed by Principal Life is credited to participant account balances and the rate may not be less than 1%. Certain events limit the Plan's ability to transact at contract value with Principal Life. Such events include the following: amendments to the Plan documents (including complete or partial plan termination or merger with another plan), termination of any record-keeping arrangement, service agreement or other agreement between Principal and the Plan, or termination of the investment contract. No redemption fees, early withdrawal charges, or market value adjustments are charged on participant transfers of assets into or out of the contract. A surrender of the Plan's interest or initiated transfer in this contract is subject to either a 12-month advance notice or a 5% surrender charge. Notification of the Plan's intent to terminate its interest may be revoked within 90 days of Principal’s receipt of such notice, after which time, the notice becomes irrevocable. The Plan Administrator does not believe that any events that would limit the Plan's ability to transact at contract value with Plan participants or the issuer are probable of occurring. The balance in the Principal Fixed Income Guaranteed Option contract was $8,241,735 and $8,121,666 at December 31, 2018 and 2017, respectively.

Note 8.	Loans Payable

In 2005, the ESOP entered into a term loan agreement with the Company (Plan Sponsor) to borrow enough to purchase up to 699,660 shares of the Company’s common stock. Through 2006, the plan borrowed $7,884,254 and the proceeds of the loan were used to purchase 699,659 shares of the Company’s common stock. Unallocated shares were collateral for the loan. The agreement provided for the loan to be repaid over ten years. The loan bears interest at the prime rate plus one percentage point as published in the Wall Street Journal. At December 31, 2014, prime plus one was 4.25%. This loan matured and was paid in full on December 31, 2014.

On March 3, 2011, the Company completed the “second step” conversion from a mutual holding company structure to a stock holding company structure. The Plan borrowed $7,071,039 from the Company to purchase 684,395 shares of common stock in the open market. Unallocated shares are collateral for the loan. The loan bears interest at the prime rate plus one percentage point as published in the Wall Street Journal. This loan matures on December 31, 2040. At December 31, 2018 and 2017, prime plus one was 6.50% and 5.50%, respectively. The balance on this note was $5,899,851 and $6,044,298 at December 31, 2018 and 2017, respectively.

The scheduled amortization of the remaining loan for the next five years and thereafter is as follows for the years ending December 31st:

2019	$132,112
2020	139,382
2021	149,081
2022	158,398
2023	168,298
Thereafter	5,152,580
$5,899,851

Note 9.	Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 10.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated May 26, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In accordance with U.S. GAAP, the Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress.

Note 11.	Related Party Transactions

The Trustees manage certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of United Financial Bancorp, Inc., the Plan sponsor. These transactions qualify as exempt party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

Note 12.	Subsequent Events
The Trustee of the Plan has evaluated subsequent events through June 24, 2019, which represents the date that the financial statements were available to be issued.

THE UNITED BANK 401(K) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR) December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/Units	(d) Cost	(e) Current Value

**	United Financial Bancorp, Inc.	Common Stock	1,377,418	*	$20,248,045
**	Fixed Income Guaranteed Option	Insurance Contract	1	*	8,241,735
	American Beacon Large Cap VL Inst. Fund	Mutual Fund	97,224	*	2,257,536
	Capital Research and Management Company American Funds EuroPacific Growth Fund	Mutual Fund	58,507	*	2,632,212
	Metropolitan West Total Return Bond Plan	Mutual Fund	72,215	*	706,263
	T. Rowe Price Bl Chip Gr Fund	Mutual Fund	68,293	*	6,558,200
	Vanguard Total Bond Market Index Adm Fund	Mutual Fund	35,035	*	366,121
	Vanguard Institutional Index Institutional Fund	Mutual Fund	15,465	*	3,519,053
	Vanguard Ext Mk Index Adm Fund	Mutual Fund	47,960	*	3,630,566
	Vanguard Total International Stock Index Adm Fund	Mutual Fund	18,826	*	477,612
	T. Rowe Price Retirement Balance Trust Cl A	Collective Investment Trust	42,115	*	584,139
	T. Rowe Price Retirement 2005 Trust Cl A	Collective Investment Trust	1,653	*	23,638
	T. Rowe Price Retirement 2010 Trust Cl A	Collective Investment Trust	22,944	*	340,949
	T. Rowe Price Retirement 2015 Trust Cl A	Collective Investment Trust	52,833	*	831,586
	T. Rowe Price Retirement 2020 Trust Cl A	Collective Investment Trust	190,445	*	3,159,487
	T. Rowe Price Retirement 2025 Trust Cl A	Collective Investment Trust	318,830	*	5,534,885
	T. Rowe Price Retirement 2030 Trust Cl A	Collective Investment Trust	264,789	*	4,782,084
	T. Rowe Price Retirement 2035 Trust Cl A	Collective Investment Trust	182,931	*	3,393,372
	T. Rowe Price Retirement 2040 Trust Cl A	Collective Investment Trust	125,866	*	2,376,357
	T. Rowe Price Retirement 2045 Trust Cl A	Collective Investment Trust	158,752	*	3,001,996
	T. Rowe Price Retirement 2050 Trust Cl A	Collective Investment Trust	99,682	*	1,882,988
	T. Rowe Price Retirement 2055 Trust Cl A	Collective Investment Trust	61,377	*	1,158,188
	T. Rowe Price Retirement 2060 Trust Cl A	Collective Investment Trust	26,367	*	320,093
**	Participant Loans	Interest rate ranges 1.85% to 6.50% maturities through 2033		*	1,502,956
					$77,530,061
*	Participant-directed investment; the disclosure of cost is not required
**	Party-in-interest

See report of independent registered public accounting firm

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITED BANK 401(k) PLAN

Date:	June 24, 2019	By:	/s/ Craig Hurty
Craig Hurty
EVP, Chief Human Resources Officer

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm